[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

December 22, 2004

VIA EDGAR

Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:      PowerHouse  Technologies  Group, Inc.;
         Amendment No. 3 to Registration  Statement on
         Form SB-2 (File No. 333-118242)
         ---------------------------------------------

Dear Ms. Jacobs:

On behalf of PowerHouse Technologies Group, Inc., a Delaware corporation (the "Company"), we hereby transmit for filing Amendment No. 3 (the "Amendment") to the Registration Statement on Form SB-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and this letter in response to comments of the Staff of the Securities and Exchange Commission (the "Commission") to the Registration Statement, set forth in your letters to Jay Elliot dated December 16, 2004 and December 21, 2004. To facilitate your review, we have also provided you with three clean copies and three blacklined copies, which compare the most recent version of the Registration Statement against Amendment No. 2 of the Registration Statement filed on December 8, 2004. The Company, in consultation with its legal, financial and accounting advisors, have prepared the following responses to the questions and comments the Staff has raised. For your convenience, we have set forth below in italics your numbered comments in their entirety, followed by the responses thereto. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Amendment.

The Company registered 8,281,041 shares of common stock, par value $0.0001 per share (the "Common Stock"), pursuant to the Registration Statement filed on August 13, 2004, and registered an additional 954,992 shares of Common Stock pursuant to Amendment No. 1 filed on October 27, 2004. This Amendment does not register any additional shares of Common Stock.

Barbara C. Jacobs                                              December 22, 2004

DECEMBER 16, 2004 COMMENTS AND RESPONSES:

FORM SB-2

Risk Factors, page 5

         Litigation Risks, page 9

1. We refer you to prior comment 7. Please revise the risk factor addressing the Proctor Litigation to include a descriptive subheading that specifically discloses the risk to investors. Also, to put the risk in context, please provide a brief description of the litigation, including an explanation of why the litigation may result in increased capital of the company and could deflate the market price of the common stock. Also, revise to expand your discussion regarding the potential "adverse impact" on your shareholders. For example, would an unsuccessful result in the proctor litigation result in a change in control or dilute the interest of shareholders? If so, please explain.

              Response:

              In response to the Staff's request, on page 9 of the Amendment, the Company revised the risk factor subheading addressing the Proctor Litigation by including a description that an unsuccessful result in the Proctor Litigation could have a material adverse impact on the market for the Company's securities and could deflate the voting and other rights of its stockholders. A brief description of the Proctor Litigation has also been included to provide better context for the risk. Specifically, the Amendment explains that an unsuccessful result in the Proctor Litigation could materially affect the Company's capitalization by increasing the number of outstanding shares of Common Stock without increasing the amount of equity invested into the Company. Because the Company's total market value would remain unchanged, the increase in the number of outstanding shares of Common Stock would deflate the per share market price of the Common Stock and thereby decrease the Company's ability to raise additional funds through equity investments, which would materially adversely affect the Company.

              The Amendment further elaborates on the potential adverse impact on the Company's stockholders by discussing the potential dilutive effect of an unsuccessful result in the Proctor Litigation. For example, in the event that the Proctor Group Shares are reinstated into the Company's capitalization, the holders of the outstanding Senior A Preferred Stock and Junior A Preferred Stock would be protected against dilution through an automatic conversion in their voting rights. This automatic conversion of voting rights of the Senior A Preferred Stock and Junior A Preferred Stock was intentionally negotiated to counter any potential change of control that would occur upon the reinstatement of the Proctor Group Shares into the Company's capitalization. However, holders of Common Stock who are

Barbara C. Jacobs                                              December 22, 2004

              not members of the Proctor Group are not afforded any such protection and would be subject to substantial dilution of their voting and equity rights in the Company because they would hold a substantially smaller percentage of the Company's outstanding common stock.

FORM 10-QSB/A FOR THE PERIOD ENDED SEPTEMBER 30, 2004

Item 3: Controls and Procedures, page 15

2. Please expand your disclosure to explain when the material weakness first occurred and when the material weakness was discovered. Since you disclosed that your controls and procedures were not effective for the period ended June 30, 2004, is the amended quarterly report for the period ended June 30, 2004 inconsistent with the disclosure that is provided in this quarterly report?

              Response:

              In response to the Staff's request, on page 33 of the Amendment, the Company discloses that in connection with its preparation of the Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004 (the "June 30th Quarterly Report"), the Company discovered it had material weaknesses in its disclosure controls and procedures with respect to its ability to properly and timely record and account for certain transactions, each of which was significant, complex and non-recurring in nature.

              Specifically, subsequent to June 30, 2004, the Company presented a draft of the June 30th Quarterly Report to the Company's outside accountants for review. Commencing in July 2004 and through approximately August 17, 2004, management re-evaluated its disclosure controls and procedures based upon the outside accountant's review and comment that certain accounting treatment of certain transactions was not proper. Based upon this re-evaluation, the Company determined that because the Company's internal staff lacked the necessary knowledge and experience to initially properly record the transactions, the Company's disclosure controls and procedures were not effective, which, in turn, impacted on the Company's ability to timely file its June 30th Quarterly Report.

              The Company has amended its June 30th Quarterly Report, to provide a more accurate description of the effectiveness of its disclosure controls and procedures as of the quarter ended June 30, 2004.

3. We note that you retained an outside form of accounting consultants to support and extend the capabilities of the internal staff. Please describe what these consultants did and how these actions supported and extended the capabilities of the internal staff. What capabilities and activities of the internal staff needed the enhancement of the consultants? Clarify whether the consultants were responsible for creating the comprehensive set of accounting procedures.

Barbara C. Jacobs                                              December 22, 2004

         What do you mean in referring to a "comprehensive set of financial procedures" and how do they differ from the procedures that were previously in place? Also, if applicable, disclose whether your audit committee was involved in establishing the accounting procedures, and if so, explain the audit committees' role.

              Response:

              In response to the Staff's request, on page 33 of the Amendment, the Company discloses that the Company's management concluded that the materially weaknesses stemmed from the fact that the Company lacked adequate accounting resources, in terms both of the number of its internal accounting staff and their experience with and expertise in accounting for transactions of the type in question.

              With respect to the Company's accounting of its Rescission Offer, the Company's internal staff lacked the necessary knowledge and experience with respect to the proper accounting treatment of dividends related to the issuance of the Junior A Preferred Warrants and the required disclosure of the transaction. In order to provide the proper accounting treatment for the transaction, the Company would have had to first value the Common Stock being exchanged, and then record the correct allocation between the value of the new Junior A Preferred Stock being issued, along with the dividend value associated with the issuance of the Junior A Preferred Warrants.

              With respect to the Company's accounting of its acquisition of First Person Software, Inc., the Company did not have the requisite knowledge to properly calculate the purchase price, properly allocate the purchase price to the acquired assets and assumed liabilities, and properly disclose the accounting of the transaction. As a result, the Company retained the services of an outside firm to assist in correcting the accounting deficiencies. This outside firm assisted the Company in reallocating the prior investment made by the Company into the acquired entity, and conform the new investment to the proper accounting for an acquisition in accordance with FASB 141.

              With respect to the Company's accounting of its Convertible Note and Bridge Note financing and Senior A Units Offering, the Company did not have the necessary resources, including the lack of adequate internal staff and lack of accounting knowledge, to properly account and disclose such transactions. Specifically, the Company was unable to properly calculate the beneficial conversion features of the Senior A Preferred Stock and the Senior A Preferred Warrants issued in the Senior A Units Offering. Further, the Company was unable to properly allocate the proceeds of certain prior loans in connection with the issuance of Senior A Units upon the conversion of Convertible Notes and Bridge Notes. Specifically, accounting guidelines determine that a beneficial conversion feature exists

Barbara C. Jacobs                                              December 22, 2004

              whenever the non-detachable features are in the money at the commitment date. At June 14, 2004, it was determined that the feature was in the money and, as such, the beneficial conversion feature needed to be accounted for separately and charged when issued. The outside firm assisted the Company in properly determining the fair value of the various components and then account for these items.

              After reaching the conclusions referred to above, management took steps it believed necessary and appropriate to correct the weaknesses in the Company's internal accounting procedures and controls that had been found. These steps included expanding the Company's internal accounting staff and engaging consultants with considerable accounting experience, and developing a set of accounting procedures that mandate expert review promptly of all transactions in order that they be properly recorded at the earliest possible time, expert review immediately of the appropriate accounting principles to be applied to each transaction, immediate closing of the Company's books of account at the end of each quarter or other appropriate accounting period and the prompt preparation of draft financial statements in order that the review and final preparation process can proceed efficiently to enable the timely filing of accurate and complete financial statements.

              In this regard, the Company has hired an additional full-time accounting staff member at the Manager level and has retained Hood & Strong LLP ("Hood & Strong"), an accounting consultancy firm that the Company believes has the requisite skill and experience to assure that the weaknesses in its internal controls and procedures will be cured. Hood & Strong is registered with the PCAOB and has extensive current and prior experience providing both attest and non-attest services to publicly listed companies. While developing the foregoing, the Company also retained a part-time consultant to assist it with certain specific tasks. The Company continues to retain Hood & Strong.

              Specifically, Hood & Strong assists management with respect to accounting issues related to the Company's monthly internal closings. Hood & Strong also reviews the Company's financial statements, supporting documentation, conclusions on treatment for complicated transactions, and the Company's Quarterly Reports on Form 10-QSB, prior to submission to our auditors. Hood & Strong will also begin assisting the Company with its Sarbanes Oxley
              Section 404 implementation and compliance.

              The  Audit   Committee  of  the   Company's   Board  of  Directors
              participated in the foregoing by reviewing developments and proposed solutions with the

Barbara C. Jacobs                                              December 22, 2004

              accounting staff and management and has approved the procedures referred to above.

4. You disclose that the "[c]ompany prepared a comprehensive set of accounting procedures in connection with assuring the timely, complete and accurate recording of all of its transactions and the preparation of and filing of its required reports under the Exchange Act." Please summarize the referenced accounting procedures and clarify whether the procedures have been implemented. Also, disclose the basis for your belief that these accounting procedures have corrected your material weaknesses.

              Response:

              In response to the Staff's request, the Company has described the set of accounting procedures that it developed in response to the material weaknesses in its disclosure controls and procedures in its response to comment #3 above.

              The correction of the Company's internal accounting procedures and controls to the point where they can be deemed to be effective has been an ongoing process. The procedures were not effective by the time the Company was required to file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, and the Company was required to file for an extension in connection with that filing. This was due solely to an administrative issue because the Company had changed firms to perform the edgarization service. The new firm had not properly tested the filing codes, and as a result the Company missed the filing deadline. Management believed that good progress had been made, however, and that its solutions would work. Management continues to hold that view and, based on its observation of steps already being taken by the accounting staff regarding the early review of transactions and arranging for the early closing of the accounting books and commencement of preparation of the filing, expects that the Company's Quarterly Report on Form 10-QSB Report for the quarter ending December 31, 2004, will be timely and accurately filed.

DECEMBER 21, 2004 COMMENTS AND RESPONSES:

FORM 10-QSB/A FOR THE PERIOD ENDED JUNE 30, 2004

Item 3: Controls and Procedures, page 15

1. You disclose that the company completed three separate transactions that contributed to the conclusion that your disclosure controls and procedures were not effective. Please clarify whether the financial statements for the period ended June 30, 2004, as filed in your Form 10-QSB, properly account for the three transactions. In this regard, clearly explain whether the inadequate and improper accounting for each transaction was realized before

Barbara C. Jacobs                                              December 22, 2004

         the end of each period. Further, explain when the inadequate and improper accounting was discovered for each transaction and the events that resulted in discovering the inadequate and improper accounting.

              Response:

              In response to the Staff's request, the financial statements for the June 30th Quarterly Report properly reflect the three transactions mentioned above. The Company has described the basis for which the Company concluded that its disclosure controls and procedures were not effective in its response to comment #1 above.

2. We refer you to your conclusion that Powerhouse's controls and procedures were not effective as a result of three separate transactions. Please clarify the basis in which your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were not effective for the period ended June 30, 2004. Was the conclusion based on the fact that the accounting for the transactions was initially improperly recorded? Did the conclusion result from the fact that the transaction impacted the timeliness of the reporting? Please revise.

              Response:

              In response to the Staff's request, the Company has described the basis for which the Company concluded that its disclosure controls and procedures were not effective in its response to comment #1 above.

3. We note that you conducted a rescission offer from May 5, 2004 to June 4, 2004 and that 71 persons accepted the rescission offer. Supplementally advise of exemption relied upon to conduct this offering. Also, explain the basis of your belief that the claimed exemption was available to Powerhouse.

Barbara C. Jacobs                                              December 22, 2004

              Response:

              In response to the Staff's request, the Junior A Units Offering made in connection with the Rescission Offer (including each of the securities included therein) was not registered under the Securities Act, in reliance on the exemption therefrom afforded by
              Section 4(2) thereof for transactions by an issuer not involving any public offering. Each person to whom the Rescission Offer was made was a stockholder of the Company who had acquired his investment in a prior private placement. In connection with the Rescission Offer, each offeree was given current complete and accurate information concerning the Company, as well as access to all of its officers, directors, books and records. The procedure followed and the information provided were the same as those effected essentially simultaneously for the investors in the Senior A Units Offering. The investors who participated in the Senior A Units Offering were all accredited investors and many were institutions, who had been introduced to the Company by a registered broker-dealer who acted as Placement Agent and conducted complete due diligence. There were 68 persons who accepted Junior A Units in connection with the Rescission Offer. Of those, 56 were accredited investors (as such term is used in Regulation D under the Securities Act) and 12 were not. Each non-accredited investor was represented for these purposes by a person who was not affiliated with the Company or any of its insiders and, to the best knowledge of the Company, had such knowledge and experience in financial and business matters that he was capable of evaluating the merits and risks of accepting Junior A Units in the Rescission Offer. Each person who accepted Junior A Units in connection with the Rescission Offer agreed that he was accepting such securities for investment only, and not with a view to their distribution. The certificates for the securities issued to such persons bore a customary private placement legend and a stop transfer notification was ordered by the Company to be set forth opposite the identification of such certificates on the Company's stock records by the Transfer Agent.

              The foregoing was the basis for the Company's response to Item 2, "Changes in Securities, of the June 30th Quarterly Report, and is also disclosed in Part II of the Registration Statement under the caption, "Recent Sales of Unregistered Securities."

                                    * * * * *

Barbara C. Jacobs                                              December 22, 2004

If you have any questions regarding the Amendment or the responses herein provided, please call the undersigned at (212) 504-6286.

Sincerely,


/s/ Gerald A. Eppner

cc:      Jay Elliot
         Jeffrey B. Werbitt